SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: March 25, 2019

List of materials

Documents attached hereto:
Press release:
i)  Announcement of Company Split from Sony Corporation into CMIC Healthcare Co., Ltd. in connection with the Transfer of the “harmo” Electronic Medication Notebook Service Business to CMIC Healthcare Co., Ltd.
ii)  Sony Announces the Signing of a Definitive Agreement for the Transfer of the “harmo” Electronic Medication Notebook Service Business

March 25, 2019
Sony Corporation

Announcement of Company Split (Small-scale Company Split) from Sony Corporation into
CMIC Healthcare Co., Ltd. in connection with the Transfer of the “harmo” Electronic Medication Notebook Service Business to CMIC Healthcare Co., Ltd.

As stated in the attached press release, Sony Corporation (“Sony”) today announced that it has decided to transfer certain rights and obligations related to its “harmo” branded electronic medication notebook service business to CMIC Healthcare Co., Ltd. (“CHC”) by an “absorption-type company split,” as set forth below.

Certain information is omitted from this announcement since this is an absorption-type company split conducted under the Companies Act of Japan by which the reduction of Sony’s total assets is expected to be less than 10% of its total equity  as of the end of the previous fiscal year, and the reduction of Sony’s sales and operating revenue is expected to be less than 3% of its sales and operating revenue in the previous fiscal year.

1.        Purpose of the company split
Sony has operated the “harmo” electronic medication notebook service, which is based on a platform for sharing medical and health information, since the summer of 2016 following a trial run. This system is being implemented by pharmacies and medical care facilities and the service is becoming widely used. Now, in order to create additional services which correspond to both the needs of the medical and healthcare industry and the needs of patients, and to promote business for the purpose of solving social problems, Sony has decided to transfer the “harmo” business to CHC, a company which supports the Japanese medical and healthcare industry from a variety of angles.

2.        Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	March 25, 2019
	Execution of the company split agreement	March 25, 2019
	Effective date of the company split	June 1, 2019 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)      Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and CHC (as the successor company).

(3)      Details of consideration allotted upon the company split

Upon the completion of the contemplated company split, CHC will pay cash consideration of one million yen for the assets, liabilities, agreements, and other rights and obligations transferred to CHC.

(4)      Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)      Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)      Rights and obligations to be succeeded by the successor company

CHC, as the successor company, will succeed to certain rights and obligations related to Sony’s electronic medication notebook service business, as set forth in the company split agreement.

(7)      Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the capability of CHC to perform its obligations which become due after the effective date of the contemplated company split.

3.        Basis of calculation of the consideration allotted upon the company split

Sony and CHC have agreed on the cash consideration to be paid to Sony upon the contemplated company split, by comprehensively considering the market value of the assets and liabilities which will be transferred to CHC under the contemplated company split, as well as the earnings capacity and the scale of operation of the transferring business and other factors.

4.        Summary of both parties (the numbers shown below are as of March 31, 2018 for Sony and September 30, 2018 for CHC)

(1)      Summary of both parties

Trade name	Sony Corporation (Splitting Company)	CMIC Healthcare Co., Ltd. (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	1-1, Shibaura 1-chome, Minato-ku, Tokyo, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer	Shinichi Keino Representative Director
Business	Manufacture and sale of electronic and electrical machines and equipment	Design, production and operation of patient supporting programs for continued therapy
Stated capital	¥ 865,678 million	¥ 100 million
Date of incorporation	May 7, 1946	June 2, 2003
Number of shares issued	1,266,552,149 shares	5,940 shares
Fiscal year-end	March 31	September 30

Major shareholders and shareholding ratios
1.  Citibank as Depositary Bank for Depositary Receipt Holders
8.98%
2.  Japan Trustee Services Bank, Ltd. (Trust Account)
6.00%
3.  The Master Trust Bank of Japan, Ltd. (Trust Account)
5.83%
4.  JPMorgan Chase Bank 380055
4.95%
5.  State Street Bank and Trust Company
2.28%

CMIC Holdings Co., Ltd. 100%
Net assets	¥ 3,647,157 million (consolidated) (Note)	¥ 184 million (non-consolidated)
Total assets	¥ 19,065,538 million (consolidated)	¥ 432 million (non-consolidated)
Net assets per share	¥ 2,344.96 (consolidated)	¥ 30,998.92 (non-consolidated)
Net sales	¥ 8,543,982 million (consolidated)	¥ 718 million (non-consolidated)
Operating income	¥ 734,860 million (consolidated)	¥ 41 million (non-consolidated)
Ordinary income	¥ 699,049 million (consolidated) (Note)	¥ 42 million (non-consolidated)
Net income	¥ 490,794 million (consolidated) (Note)	¥ 28 million (non-consolidated)
Net income per share	¥ 388.32 (consolidated) (Note)	¥ 4,820.74 (non-consolidated)

Note:
Because Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity,” “income before income taxes,” “net income attributable to shareholders of Sony” and “net income attributable to shareholders of Sony per share” are stated in place of “net assets,” “ordinary income,” “net income ” and “net income per share” respectively.

(2)      Summary of business subject to the company split

a.        Business subject to the company split

Sony’s electronic medication notebook services businesses

b.        Operating results of the business transferred by the company split for the fiscal year ended March 31, 2018

Net sales: ¥ 68 million
Gross Loss on Sales: (¥ 192 million)
Operating Loss: (¥ 505 million)
Ordinary Loss: (¥ 504 million)

c.        Assets and liabilities to be succeeded upon the company split as of December 31, 2018

           Assets:                        ¥ 112 million
           Liabilities:                   ¥ 0

5.        Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of either Sony or CHC upon the completion of the contemplated company split.

6.        Outlook

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2019 is anticipated as a result of the completion of the contemplated company split.

(For reference) Sony’s consolidated financial forecast for the fiscal year ending March 31, 2019, which was announced on February 1, 2019, and its consolidated financial results for the fiscal year ended March 31, 2018
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2019	8,500	870	950	835
Consolidated financial results for the fiscal year ended March 31, 2018	8,544	735	699	491

 EOF

No. 19-24E
March 25, 2019
Sony Corporation

Sony Announces the Signing of a Definitive Agreement for the Transfer of the “harmo” Electronic Medication Notebook Service Business

 Sony Corporation (“Sony”) announced today that Sony and CMIC Healthcare Co., Ltd. (“CMIC Healthcare”), a consolidated subsidiary of CMIC Holdings Co. Ltd. (“CMIC Holdings”), have signed a legally-binding definitive agreement for Sony to transfer its “harmo” branded electronic medication notebook service business to CMIC Healthcare (the “Transfer”). Both companies aim to complete the Transfer, which will be executed by way of an “absorption-type company split,” by June 1, 2019.

Additionally, Sony has signed a Technology Support Agreement with CMIC Holdings, under which it will employ the Sony Startup Acceleration Program’s* business development framework, launched by Sony in 2014 for the purpose of supporting startup generation and business operation, to support CMIC Holdings’ various businesses, which will include the harmo business upon completion of the Transfer.

harmo was offered as a trial service for a period of five years starting in the autumn of 2011, after which it was commercialized in the summer of 2016 as a fully-realized service based on a platform for the sharing of medical and health information. As of March 2019, the harmo system has been adopted by approximately 850 pharmacies and 80 medical care facilities, and approximately 300,000 people are using harmo in their daily lives.

In the current social environment, there is growing demand for the use of information communication technology and data storage in medical care. Users of the harmo service have been increasing, and expectations and demand from the medical and healthcare industry for a practical method of data sharing have continued to grow. Meanwhile, the harmo service has repeatedly demonstrated contributions to the improvement of users’ health through a new framework that offers unique information communication services, including transmission of urgent safety information pertaining to specific medications taken by users and surveys on the quality of life of patients, features that were launched from the business perspective of ensuring the continued viability of the harmo service.

Building on these results, in order to create additional services which correspond to both the needs of the medical and healthcare industry and the needs of patients, and to promote business for the purpose of solving social problems, Sony has decided to transfer the harmo business to CMIC Healthcare, a company which supports the Japanese medical and healthcare industry from a variety of angles.

Sony is committed to providing uninterrupted service to all individuals, pharmacies and other users of the harmo service, and will work to ensure that their use of the harmo service will remain uninterrupted in connection with the Transfer. In addition, Sony employees who have been involved in system development and service operation for harmo will continue to be actively engaged in the harmo business at CMIC Healthcare following the Transfer, where they will support further development of even higher-quality services under the terms of the newly-signed Technology Support Agreement.

* SSAP is a startup support service that delivers the experience and knowhow gained internally through the Seed Acceleration Project, which supports the creation and business operation of startups at Sony, to the external market.

 EOF